November 23, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Ihealthcare, Inc., FKA Opulent Acquisition, Inc.

Form S-1/A

Filed October 24, 2016

File No. 333-211392

To the men and women of the SEC:

On behalf of Ihealthcare, Inc., formerly known as Opulent Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 4, 2016 addressed to Mr. Noel Mijares, the Company’s President, and CEO, with respect to the Company’s filing of its Form S-1/A on October 24, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: The Company has changed its location/ address. We have reflected this throughout as applicable.

We have also added additional information regarding Ihealthcare Surgical on page 2 and 15. The additional information regarding Ihealthcare Surgical reads as follows:

“On October 10, 2016 our subsidiary, iHealthcare Surgical, LLC entered into an agreement with Gensano, LLC. Under the terms of the agreement iHealthcare Surgical, LLC will act as a sales agent for Gensano, LLC by attempting to sell products on their behalf. In this agreement iHealthcare Surgical, LLC will receive a sales commission which will be comprised of the difference between the price of Gensano’s products and the actual cost at which iHealthcare Surgical manages to sell the products. Gensano has set a fixed cost, per product, that they must receive from the sale of each item. IHealthcare Surgical, LLC will not directly purchase products from Gensano, and all shipping will be conducted directly from Gensano to the customer.”

Additional Note: On page 8 we have added the text, “outside of this offering” to the end of the following sentence: The Company has no immediate plans to raise such capital.”

Risk Factors, page 9

1. We note that you added a risk factor entitled “Our President and CEO, Noel Mijares is also the President and CEO of...” to your Form 8-K filed April 22, 2016, as amended, in response to our comment letter dated May 20, 2016. This risk factor is not included in your amended registration statement. Please either amend your registration statement to include this risk factor or provide us with analysis as to why you no longer consider it to be a significant factor the makes the offering speculative or risky.

Company Response:

The omission of this risk factor was a clerical error. We have added the risk factor to the S-1/A on page 11.

Description of Business, page 14

2. Please disclose the amounts paid or received to date under your agreement with ILS.

Company Response:

The following has been added to page 14: “As of the date of this report, we have paid ILS $285.00 for the purchase of UDT Cups. This figure will increase as we purchase more UDT Cups in the future. ILS has paid us no monies to date.”

Exhibit 5.1

3. We note that the legal opinion filed as Exhibit 5.1 refers to “the registration of 250,000 newly issued shares of the Company’s common stock, $.0001 par value (the “Shares”), for public sale by the Selling Shareholder.” However, the registration statement indicates throughout that you intend to conduct a primary offering of shares. Please file a legal opinion that properly opines on the shares you intend to issue pursuant to this registration statement.

Company Response:

We have had counsel revise the opinion letter. It is attached as Exhibit 5.1.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 23, 2016

/s/ Noel Mijares

Noel Mijares

President & CEO